1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 25, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
2010 THIRD QUARTERLY REPORT

1	IMPORTANT NOTICE

1.1

The board of directors (the "Board"), the supervisory committee, the directors, supervisors and senior management of Aluminum Corporation of China Limited* (the "Company") guarantee that this report contains no false representation, misleading information or material omission. All of them jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2	All Directors of the Company attended the Board meeting.

1.3	The financial report of the Company in this 2010 third quarterly report has not been audited.

1.4

Mr. Xiong Weiping, Person-in charge of the Company, Mr. Chen Jihua, Person-in charge of Accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	BASIC FINANCIAL CONDITIONS OF THE COMPANY

2.1	Principal accounting information and financial indicators

Currency: RMB

	The end of the	The end of the	Change from the end
	reporting period	previous year	of the previous year
			(%)

Total assets (Thousand RMB)	139,911,168.00	133,975,190.11	4.43
Owner's equity (or shareholders' equity)
(Thousand RMB)	51,181,866.00	50,400,716.36	1.55
Net assets attributable to shareholders
of the Company per share (RMB)	3.78	3.73	1.34

		From the beginning of
		the year to the end of
		the reporting period	Changes from the same
		(January-September)	period last year
			(%)

Net cash flow from operating activities
(Thousand RMB)		5,415,105.00	N/A
Net cash flow from operating activities
per share (RMB)		0.4	N/A

		From the
		beginning of
		the year to the end	Changes from
	The reporting	of the reporting	the same
	period (July-	period (January-	period
	September)	September)	last year
			(%)

Net profit attributable to shareholders
of the Company (Thousand RMB)	-117,807.00	412,789.00	N/A
Basic earnings per share (RMB)	-0.0087	0.0305	N/A
Basic profit per share after
extraordinary items (RMB)	-0.0111	0.0067	N/A
Diluted earnings per share (RMB)	-0.0087	0.0305	N/A
Return on net assets	-0.24	0.81	Decreased by 0.28
(weighted average) (%)			percentage points
Return on net assets after extraordinary	-0.29	0.18	Decreased by 0.11
items (weighted average) (%)			percentage points

Deducting the gain or loss arising from extraordinary items

Amount from the
beginning of the year
to the end of
Extraordinary items	the reporting period
(Thousand RMB)

Profit and loss from disposal of non-current assets	-1,607
Government subsidies included in the profit and
loss of the period (excluding government
subsidies closely related to the business of
the Company and are of fixed amount or
fixed quantity in accordance with
the State's unified standards)	90,332
Except for the hedging business that is related to
the ordinary business of the Company,
the fair value gains or losses arising from held-for-trading financial assets and liabilities and
investment income from disposing
held-for-trading financial assets and
liabilities and available-for-sale financial assets	339,564
Impairment of receivables subject to separate test
back to the impairment	2,879
Other non-operating income and expenses
other than above items	32,164
Income tax effect of extraordinary items	-110,359
Minority interest effect of extraordinary items (after tax)	-30,926

Total	322,047

2.2	Total number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: share

Total number of shareholders as at the end of the reporting period	596,170

The top ten shareholders of tradable shares not subject to trading moratorium

	Number of
	tradable shares not
	subject to trading
	moratorium held
	as at the end
	of the reporting
Name of shareholders (in full)	period	Class of share

HKSCC Nominees Limited	3,927,217,637	Overseas listed
		foreign shares

China Cinda Asset Management Corporation	900,559,074	RMB denominated
		ordinary shares

China Construction Bank Corporation	709,773,136	RMB denominated
		ordinary shares

Guokai Financial Limited Company	532,070,780	RMB denominated
		ordinary shares

Guizhou Provincial Materials Development	72,800,000	RMB denominated
and Investment Corporation		ordinary shares

Guangxi Investment Group Co., Ltd.	45,824,742	RMB denominated
		ordinary shares

ICBC - Shanghai 50 ETF Index Securities Investment Fund	18,759,551	RMB denominated
		ordinary shares

Guotai Junan - China Construction Bank	17,279,626	RMB denominated
- The Hong Kong and Shanghai		ordinary shares
Banking Corporation Ltd

UBS AG	12,337,472	RMB denominated
		ordinary shares

Bank of China - Harvest Shanghai Shenzhen 300	12,130,617	RMB denominated
Index Securities Investment Fund		ordinary shares

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.	Revenue increased by 97% year-on-year, mainly due to the increase in production and sales volume as a result of the substantial rebound in market price of the Group's major products.

2.	Operating costs increased by 82% year-on-year, mainly due to the increase in production and sales volume as a result of the substantial rebound in market price of the Group's major products.

3.

Financial assets held for trading increasing by 32,719% to reach RMB21,004,000 as compared with the beginning of the year, mainly due to the floating earnings from futures positions held by the Company.

4.	Bills receivable decreased by 38% as compared with the beginning of the year, mainly due to certain bills receivable being received by the Company.

5.	Net accounts receivable increased by 76% as compared with the beginning of the year, mainly due to the growth of accounts receivable as a result of the increased sales volume during the period.

6.	Prepayments increased by 160% as compared with the beginning of the year, mainly due to the increase in the purchase of raw and ancillary materials during the period.

7.	Other net receivable increased by 79% as compared with the beginning of the year, mainly due to the increase in prepaid contribution in resources restructuring during the period.

8.

Provision for inventory impairment increased by 151% as compared with the beginning of the year, mainly due to the provision for inventory impairment of RMB290 million during the period and the write-off of certain impairment provision from cost of main operations following the sales of products as a result of the continuous rally in aluminum price.

9.

Other current assets increased by 33% as compared with the beginning of the year, mainly due to the increase of RMB540 million in the assets held for sale held by Henan Aluminum Co., Limited* ("Henan Aluminum") during the period.

10.

Long-term equity investments increased by 129% as compared with the beginning of the year, mainly due to the increase in both the investment in an associated company, Zhaogu Coal, and the investment gains in associated companies and joint ventures during the period.

11.	Impairment provision for fixed assets decreased by 74% as compared with the beginning of the year, mainly due to the write-off of impairment of original fixed assets as a result of assets scrapping.

12.

Impairment provision for construction in progress decreased by 90% as compared with the beginning of the year, mainly due to the decrease in transfer of construction in progress to assets held for sale of Henan Aluminum, a subsidiary of the Group, during the period.

13.	Financial liabilities held for trading decreased by 94% as compared with the beginning of the year, mainly due to the decrease in floating losses from futures positions held by the Company.

14.	Advance receipts increased by 86% as compared with the beginning of the year, mainly due to advance receipts in respect of sales of alumina and aluminum to the Company.

15.	Interest payable increased by 54% as compared with the beginning of the year, mainly due to the interests accrued as a result of the issue of long-term bonds by the Company.

16.

Non-current liabilities due within one year increased by 184% as compared with the beginning of the year, mainly due to new medium-term notes and long-term borrowings due within one year recorded during the period.

17.	Other current liabilities increased by 9,588% as compared with the beginning of the year, mainly due to the issue of short-term bonds of RMB10.7 billion during the period.

18.	Special payables increased by 1,106% as compared with the beginning of the year, mainly due to the actual government financial subsidy received during the period.

19.

Deferred income tax liabilities decreased by 86% as compared with the beginning of the year, mainly due to the reversal of the deferred income tax liabilities recognized in the previous year by certain subsidiaries during the period.

20.	Special reserve increased by 48% as compared with the beginning of the year, mainly due to the excess of safety reserve fund newly accrued over the amount used during the period.

21.

Currency translation differences increased by 72% as compared with the beginning of the year, mainly due to the increase in the value of Australian dollar assets held by Chalco Hong Kong Limited on the back of the appreciation in Australian dollar.

3.2	Significant events and their effect and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

During the A share issue, the Company undertook to sell its aluminum fabrication business or acquire Chinalco's aluminum fabrication business, and acquire Chinalco's pseudo-boehmite business within a certain period of time following the listing of its A shares.

Certain subsidiaries of the Company had minor activities in the pseudo-boehmite business. However, as the pseudo-boehmite business was not among the principal activities of the Company, sales revenue from this segment made up an insignificant portion of the Company's revenue and the sales locations of pseudo-boehmite of the Company and Chinalco were different, the competition between Chinalco and the Company in respect of pseudo-boehmite business was limited.

Up till now, in consideration of that pseudo-boehmite business of Chinalco have yet fulfilled the conditions for injection to the Company in terms of profitability and ownership, the Company will complete the acquisition of the business when such conditions are fulfilled.

Apart from non-performance of the undertaking in relation to injection of the pseudo-boehmite business to the Company's portfolio due to objective factors, other undertakings of Chinalco have been duly performed.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period of last year and the reason thereof

	Applicable	Not Applicable

As the global economy continues to regain its momentum and the PRC economy grows steadily, aluminum consumption gradually increases. As cost reduction measures adopted by the Group gradually take effect, and production and sales volume and profitability of major products gradually pick up, financial performance has been improved. Therefore, the Group is expected to record a profit from the beginning of the year to the end of the next reporting period. Details will be disclosed in the 2010 annual results of the Company.

3.5	Implementation of cash dividend distribution policy during the reporting period

The Company had specified its cash dividend distribution policy in the prospectus.

There was no implementation of cash dividend distribution during the reporting period.

Aluminum Corporation of China Limited*
Legal representative: Xiong Weiping

4	APPENDICES

4.1	Consolidated Balance Sheet
As at 30 September 2010
Prepared by: Aluminum Corporation of China Limited*	Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash	8,445,744	7,858,760
Settlement reserve
Placements with banks and
other financial institutions
Held-for-trading financial assets	21,004	64
Bills receivable	1,109,760	1,785,631
Accounts receivable	2,500,950	1,417,451
Prepayments	3,230,971	1,240,937
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interests receivable
Dividends receivable
Other receivable	2,112,274	1,183,029
Purchases of resold financial assets
Inventories	20,575,690	20,423,227
Non-current assets due within one year	243,614	443,128
Other current assets	2,631,174	1,981,650

Total current assets	40,871,181	36,333,877

Non-current assets:
Entrusted loans and advances granted
Financial assets available-for-sale	0	1,435
Held-to-maturity investments
Long-term receivables
Long-term equity investments	2,149,135	937,407
Investment properties
Fixed assets	68,400,508	70,199,889
Construction in progress	21,118,284	18,978,257
Construction materials	400,259	482,935
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,760,439	2,630,287
Development expenses
Goodwill	2,362,736	2,362,735
Long-term deferred expenditures	136,362	163,572
Deferred income tax assets	1,572,264	1,647,240
Other non-current assets	140,000	237,555
Total non-current assets	99,039,987	97,641,312

Total assets	139,911,168	133,975,189

Current liabilities:
Short-term borrowings	18,468,513	22,993,285
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and other
financial institutions
Held-for-trading financial liabilities	2,902	47,855
Notes payable	1,863,153	1,731,707
Accounts payable	4,932,752	4,440,736
Payments received in advance	1,837,990	989,734
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	405,547	318,703
Taxes payable	476,645	415,365
Interests payable	521,373	338,476
Dividends payable	92,099	115,978
Other payable	4,604,710	5,249,808
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokage fee
Agent underwriting fee
Non-current liabilities due within one year	9,314,032	3,277,931
Other current liabilities	10,684,758	110,283

Total current liabilities	53,204,474	40,029,861

Non-current liabilities:
Long-term borrowings	20,210,898	25,899,249
Debentures payable	8,969,416	11,905,233
Long-term payables	16,710	25,090
Special payables	273,192	22,660
Accrued liabilities
Deferred income tax liabilities	4,946	34,535
Other non-current liabilities	395,115	477,404
Total non-current liabilities	29,870,277	38,364,171

Total liabilities	83,074,751	78,394,032

Shareholder's equity:
Share capital	13,524,488	13,524,488
Capital reserve	13,556,337	13,282,199
Less: Treasury stock
Special reserve	83,810	56,747
Surplus reserve	5,799,021	5,799,232
General risk provision
Undistributed profit	18,233,410	17,820,353
Foreign currencies translations differences	-15,200	-54,926
Total owners' equity attributable
to the parent company	51,181,866	50,428,093
Minority interests	5,654,551	5,153,064
Total shareholders' equity	56,836,417	55,581,157

Total liabilities and shareholders' equity	139,911,168	133,975,189

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

Balance Sheet of the Parent Company
As at 30 September 2010	Unit: Thousand RMB, Unaudited
Prepared by: Aluminum Corporation of China Limited*

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	4,667,656	4,382,291
Held-for-trading financial assets
Bills receivable	651,131	1,170,264
Accounts receivable	1,931,558	1,754,022
Prepayments	913,791	375,940
Interests receivable
Dividends receivable	141,651	141,651
Other receivable	3,749,794	2,952,559
Inventories	10,600,183	10,586,033
Non-current assets due within one year	28,000	28,000
Other current assets	557,275	588,173

Total current assets	23,241,039	21,978,933

Non-current assets:
Financial assets available-for-sale
Held-to-maturity investment
Long-term receivables
Long-term equity investments	14,098,881	13,027,237
Investment properties
Fixed assets	45,195,588	46,188,672
Construction in progress	10,983,476	9,625,242
Construction materials	164,070	155,661
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	1,197,531	1,089,898
Development expenses
Goodwill	2,330,946	2,330,945
Long-term deferred expenditures	67,963	80,156
Deferred income tax assets	1,051,524	1,199,094
Other non-current assets	140,000	168,000
Total non-current assets	75,229,979	73,864,905

Total assets	98,471,018	95,843,838

Current liabilities:
Short-term borrowings	4,400,000	10,800,000
Held-for-trading financial liabilities	368	29,952
Notes payable	149,500	511,202
Accounts payable	2,522,786	2,060,028
Payments received in advance	308,587	281,294
Staff remuneration payable	248,179	208,994
Taxes payable	282,414	209,526
Interests payable	475,908	304,855
Dividends payable
Other payable	2,846,367	3,389,733
Non-current liabilities due within one year	7,605,725	470,346
Other current liabilities	9,982,972	49,486

Total current liabilities	28,822,806	18,315,416

Non-current liabilities:
Long-term borrowings	9,060,723	14,626,268
Debentures payable	8,969,416	11,905,233
Long-term payables	16,710	25,090
Special payables	164,700	22,660
Accrued liabilities
Deferred income tax liabilities
Other non-current liabilities	252,196	272,722
Total non-current liabilities	18,463,745	26,851,973

Total liabilities	47,286,551	45,167,389

Shareholder's equity:
Share capital	13,524,488	13,524,488
Capital reserve	14,184,987	14,172,556
Less: Treasury stock
Special Reserve	44,014	26,290
Surplus Reserve	5,799,232	5,799,232
General risk provision
Undistributed profit	17,631,746	17,153,883
Total shareholder's equity	51,184,467	50,676,449

Total liabilities and owners' equity	98,471,018	95,843,838

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

4.2	Consolidated Income Statement
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

From the
			From the	beginning of
			beginning	previous year to
		Amount for the	of year to	the end of the
		corresponding	the end of	reporting
	Amount	period of the	the reporting	period of the
	for the period	previous year	period	previous year
	(July -	(July -	(January -	(January -
Items	September)	September)	September)	September)

1.	Total operating revenue	28,794,263	17,076,185	88,572,732	45,060,869
Including:	operating revenue	28,794,263	17,076,185	88,572,732	45,060,869
Interest income
Premiums earned
Handling charges and
commission income
2.	Total cost of operations	29,035,325	17,090,073	88,550,425	49,916,160
Including:	operating cost	27,479,116	15,608,882	83,193,278	45,605,866
	Interest expenses
	Handling charges and
	commission expenses
	Returned premium
	Net expenditure for
	compensation
	payments
	Net provision for
	insurance deposits
	Policyholder dividend
	expenses
	Reinsurance costs
	Business tax and
	surcharges	81,686	75,183	253,371	181,589
	Selling expenses	369,440	312,132	1,157,522	866,495
	Administrative expenses	483,233	526,005	1,722,458	1,648,470
	Finance expenses	624,282	567,973	1,922,756	1,617,068
	Loss on assets
	impairment	-2,432	-102	301,040	-3,328
Add:	Gains on fair
	value changes
	(loss stated with "-")	-26,711	-64,998	65,892	14,708
	Investment income
	(loss stated with "-")	122,679	186,438	634,904	385,247
Including:	Investment income
	from associated
	Companies and
	jointly controlled
	entities	91,214	21,024	362,600	-48,360
	Foreign currency
	exchange gains
	(loss stated with "-")

3.	Operating profit
	(loss stated with "-")	-145,094	107,552	723,103	-4,455,336
Add:	Non-operating income	55,338	20,085	164,022	150,307
Less:	Non-operating expenses	13,951	15,815	42,963	29,990
Including:	Net loss from disposal
	of non-current assets	1,080	313	7,718	6,866

4.	Total profit (total loss stated with "-")	-103,707	111,822	844,162	-4,335,019
Less:	Income tax expenses	-310	-41,269	148,587	-713,402

5.	Net profit (net loss stated with "-")	-103,397	153,091	695,575	-3,621,617
	Net profit attributable to
	shareholders of the
	parent company	-117,807	21,266	412,789	-3,500,492
	Minority interests	14,410	131,825	282,786	-121,125

6.	Earnings per share:
(i)	Basic earnings per share	-0.0087	0.0016	0.0305	-0.2588
(ii)	Diluted earnings per share	-0.0087	0.0016	0.0305	-0.2588

7.	Other comprehensive income	84,310	-39,431	39,726	106,341

8.	Total comprehensive income	-19,087	113,660	735,301	-3,515,276
	Total comprehensive income
	attributable to owners
	of the parent company	-33,497	-18,165	452,515	-3,394,151
	Total comprehensive income
	attributable to minority interest	14,410	131,825	282,786	-121,125

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

Income Statement of the Parent Company
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

From the
			From the	beginning of
			beginning	previous year to
			of year to	the end of the
		Amount for the	the end of	reporting
	Amount	corresponding	the reporting	period of the
	for the period	period of the	period	previous year
	(July -	previous year	(January -	(January -
Items	September)	(July -September)	September)	September)

1.	Operating revenue	10,619,404	8,838,139	32,859,325	22,412,020
Less:	operating costs	10,106,111	8,132,713	29,901,935	23,554,920
	Business tax and
	surcharges	55,207	45,627	167,704	100,733
	Selling expenses	210,376	179,177	686,671	491,242
	Administrative expenses	307,094	341,859	1,105,543	1,073,055
	Finance expenses	321,147	335,725	1,068,595	914,438
	Loss on assets
	impairment	-1,874	-8,981	87,270	-12,754
Add:	Gains on fair value
	changes (loss stated
	with "-")	250		29,585
	Investment income
	(loss stated with "-")	484,780	32,011	689,204	15,504
Including:	Investment income
	from associated
	companies and
	jointly controlled
	entities	22,050	20,029	189,439	-17,471

2.	Operating profit
	(loss stated with "-")	106,373	-155,970	560,396	-3,694,110
Add:	Non-operating income	45,502	11,432	89,005	100,987
Less:	Non-operating expenses	8,408	10,393	28,950	20,178
Including:	Net loss from disposal
	of non-current assets	161	149	6,572	6,359

3.	Total profit (total loss stated with "-")	143,467	-154,931	620,451	-3,613,301
Less:	Income tax expenses	104,638	-11,026	142,589	-676,352

4.	Net profit (net loss stated with "-")	38,829	-143,905	477,862	-2,936,949

5.	Earnings per share:
(i)	Basic earnings per share
(ii)	Diluted earnings per share

6.	Other comprehensive income

7.	Total comprehensive income

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

4.3	Consolidated Cash Flow Statement
January-September 2010
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

From the
	From the	beginning of the
	beginning of the	previous year to
	year to the end	the end of the
	of the reporting	reporting period of
Items	period	the previous year

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	107,596,248	55,366,666
	Net increase in deposits from customers and
	placements from banks and
	other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums of
	original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of held-for-trading
	financial assets
	Cash received from interest, handling charges
	and commissions
	Net increase in capital due to banks and
	other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	123,925	136,212
	Other cash received relating to
	operating activities	213,858	158,148
	Sub-total of cash inflow
	from operating activities	107,934,031	55,661,026
	Cash paid for purchase of goods and
	receipt of services	93,592,513	47,389,014
	Net increase in loans and advances to customers
	Net increase in placements with central bank
	and other financial institutions
	Cash paid for claims on original insurance contracts
	Cash payment for interest, handling charges
	and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	4,678,102	3,941,692
	Taxes and surcharges paid	2,481,205	3,038,919
	Other cash paid relating to operating activities	1,767,106	1,412,103
	Sub-total of cash outflow from operating activities	102,518,926	55,781,728

	Net cash flow from operating activities	5,415,105	-120,702

2.	Cash flows from investment activities:
	Cash received from disposal of investments	510,826	0
	Cash received from returns on investments	1,520	3,029
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	131,429	5,877
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to investment activities	429,605	257,550
	Sub-total of cash inflow from investment activities	1,073,380	266,456
	Cash paid to acquire fixed assets, intangible assets
	and other long-term assets	6,082,775	7,168,055
	Cash paid for investment	781,569	54,001
	Net increase in pledged loans
	Net cash paid for acquisition of subsidiaries
	and other operating entities	-22,893	69,356
	Other cash paid relating to investment activities	697,166	571,510
	Sub-total of cash outflow
	from investment activities	7,538,617	7,862,922

	Net cash flows from investment activities	-6,465,237	-7,596,466

3.	Cash flow from financing activities:
	Proceeds received from investments	201,040	0
Including:	Proceeds received by subsidiaries
	from minority shareholders'
	investment	201,040	0
Cash received from borrowings	23,513,465	20,502,559
Cash received from issue of debentures	12,724,470	0
Other cash received relating to financing activities
Sub-total of cash inflow from financing activities	36,438,975	20,502,559
Cash paid for repayment	32,558,619	18,166,334
Cash paid for dividend and profit
distribution or interest repayment	2,265,760	2,519,966
Including:	Dividend and profit
	paid by subsidiaries
	to minority shareholders	102,890	50,636
	Other cash paid relating to financing activities	29,410	503,270
	Sub-total of cash outflow from financing activities	34,853,789	21,189,570

	Net cash flows from financing activities	1,585,186	-687,011

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	48,845	20,609

5.	Net increase in cash and cash equivalents	583,899	-8,383,570
Add:	Balance of cash and cash equivalents
	at the beginning of the period	7,401,410	15,982,130

6.	Balance of cash and cash equivalents
	at the end of the period	7,985,309	7,598,560

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

Cash Flow Statement of the Parent Company
January-September 2010
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

From the
	From the	beginning of the
	beginning of the	previous year to
	year to the end	the end of the
	of the reporting	reporting period of
Items	period	the previous year

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	35,845,084	27,692,306
	Refund of tax and levies received
	Other cash received relating to operating activities	126,899	80,966
	Sub-total of cash inflow from operating activities	35,971,983	27,773,272
	Cash paid for purchase of goods and
	receipt of services	25,494,428	20,736,068
	Cash paid to and on behalf of employees	3,452,046	2,950,881
	Taxes and surcharges paid	1,919,516	894,671
	Other cash paid relating to operating activities	1,920,116	1,255,309
	Sub-total of cash outflow from operating activities	32,786,106	25,836,929

	Net cash flow from operating activities	3,185,877	1,936,343

2.	Cash flows from investment activities:
	Cash received from disposal of investments	510,826	428,000
	Cash received from returns on investments	68,831	61,162
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	305,916	2,161
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to investment activities	340,223	4,017,255
	Sub-total of cash inflow from investment activities	1,225,796	4,508,578
	Cash paid to acquire fixed assets, intangible assets
	and other long-term assets	3,864,631	3,704,298
	Cash paid for investment	71,325	1,554,001
	Net cash paid for acquisition of subsidiaries
	and other operating entities	826,554	69,356
	Other cash paid relating to investment activities	584,166	2,583,090
	Sub-total of cash outflow
	from investment activities	5,346,676	7,910,745

	Net cash flows from investment activities	-4,120,880	-3,402,167

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	7,110,000	11,073,867
	Other cash received relating to financing activities	12,049,833	0
	Sub-total of cash inflow from financing activities	19,159,833	11,073,867
	Cash paid for repayment	16,925,167	11,047,369
	Cash paid for dividend and profit distribution
	or interest repayment	1,083,094	1,448,550
	Other cash paid relating to financing activities	0	47,000
	Sub-total of cash outflow from financing activities	18,008,261	12,542,919

	Net cash flows from financing activities	1,151,572	-1,469,052

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	21,064	433

5.	Net increase in cash and cash equivalents	237,633	-2,934,443
Add:	Balance of cash and cash equivalents
	at the beginning of the period	4,350,873	7,030,857

6.	Balance of cash and cash equivalents
	at the end of the period	4,588,506	4,096,414

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Chen Jihua	Lu Dongliang

By order of the Board of
Aluminum Corporation of China Limited*
Xiong Weiping
Chairman and CEO

Beijing, the PRC
25 October 2010

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary